Home Bancorp Wisconsin, Inc.
3762 East Washington Avenue
Madison, Wisconsin 53704
(608) 282-6000

November 16, 2017
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Home Bancorp Wisconsin, Inc. (the "Registrant")

Application for Withdrawal of Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-196724) filed on November 15, 2017

Application for Withdrawal of Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-206585) filed on November 15, 2017

Ladies and Gentleman,
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Home Bancorp Wisconsin, Inc. hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Registrant's Post-Effective Amendment No. 1 for Registration Statement on Form S-8 (333-196724) and Post-Effective Amendment No. 1 for Registration Statement on Form S-8 (333-206585), each filed with the Commission on November 15, 2017 (collectively, the "Post-Effective Amendments"), as of the date hereof. We are requesting withdrawal of the Post-Effective Amendments filed on November 15, 2017 because of a filing error relating to the EDGAR submission type for each of the filings. Each of the Post-Effective Amendments was erroneously filed as EDGAR submission type "POS AM" rather than "S-8 POS" as was intended. No securities were sold under any of the Post Effective Amendments.
Home Bancorp Wisconsin, Inc. has subsequently filed the post-effective amendments to the above referenced registration statements under the correct EDGAR submission type on November 16, 2017.
If you have any questions with respect to this matter, please contact our legal counsel, Michael Brown, at (202) 274-2003. Thank you for your assistance in this matter.
Sincerely,

HOME BANCORP WISCONSIN, INC.

By: /s/ James R. Bradley, Jr.
James R. Bradley, Jr.
President and Chief Executive Officer